CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF
SERIES 4 PREFERRED STOCK
OF
POWUR, PBC
A PUBLIC BENEFIT CORPORATION
Pursuant to Section 151 of the General Corporation Law
of the State of Delaware

Powur, PBC, a Delaware corporation (hereinafter called the "**Company**"), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Company by the Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**"), and in accordance with the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, the Board of Directors has duly adopted the following resolutions.

WHEREAS, pursuant to the Certificate of Incorporation (which authorizes 20,000,000 shares of preferred stock, $.0001 par value per share ("**Preferred Stock**")), the Board of Directors fixed the powers, designations, preferences and rights of the Series 4 Preferred Stock, and

WHEREAS, no shares of Series 4 Preferred Stock have been issued,

RESOLVED, that, pursuant to the authority vested in the Board of Directors of the Company and the provisions of the Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it hereby is created with such voting powers and with such designations, preferences and other rights, and qualifications, limitations or restrictions, as set forth below:

I.   Series 4 Preferred Stock

A.   Designation: Number of Shares.   _____ shares shall be designated "*Series 4 Preferred Stock.*"

B.   Dividend.

(1)   The holders of Series 4 Preferred Stock shall be entitled to receive, out of funds legally available therefor, an annual cumulative dividend of $0.0173 per share. The dividend shall be payable for a period of five (5) years after the date of issuance of the Series 4 Preferred Stock.

(2)   The dividends payable pursuant to this Section B(1) are hereinafter individually and collectively referred to as the "*Accruing Dividends*". Such Accruing Dividends shall accrue from day to day, and shall be payable when declared by the Corporation's Board of Directors, in preference and priority to the payment of dividends on any shares of Common Stock. Except with respect to the Series 1 Preferred Stock, the Series 2 Preferred Stock, and the Series 3 Preferred Stock, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation, unless the holders of the Series 4 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series 4 Preferred Stock in an amount equal to the aggregate Accruing Dividends then accrued on such share of Series 4 Preferred Stock which has not been previously paid. The dividends payable

to the holders of the Series 4 Preferred Stock shall be cumulative, and shall accrue to the holders of Series 4 Preferred Stock, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part and regardless of whether declared. The Corporation may at any time accelerate the payment of the Accruing Dividend by paying to the Series 4 Preferred Stock holders the Accruing Dividend in the aggregate amount of $0.0865 per share or any portion thereof.

(2)   Additional Dividends. After payment of the Accruing Dividends to the holders of Series 1 Preferred Stock, Series 2 Preferred Stock, Series 3 Preferred Stock, and Series 4 Preferred Stock, dividends may, be declared and distributed ratably among all holders of Common Stock and Preferred Stock.

(3)   Subdivisions, Combinations or Consolidations of Series 4 Preferred Stock. In the event the outstanding shares of Series 4 Preferred Stock shall be subdivided, combined or consolidated, by stock split, reverse stock split or similar event, into a greater or lesser number of shares of Series 4 Preferred Stock after the date hereof, each applicable dividend per share shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted.

C.   Liquidation Preference.   In the event of (i) the liquidation, dissolution or winding up of the Corporation, (ii) the acquisition of the Corporation by means of consolidation, corporate reorganization, merger or other similar transaction or series of related transactions in which stockholders of the Corporation immediately prior to such transaction(s) do not own at least fifty percent (50%) of the outstanding voting securities of the successor entity, (iii) any transaction or series of transactions in which fifty percent (50%) or more of the Corporation's voting power is transferred, (iv) a transaction or series of transactions effecting the sale, lease, license, transfer or other disposition of all or substantially all of the assets, intellectual property and/or technology of the Corporation, including, without limitation, such a transaction with a direct or indirect subsidiary of the Corporation, or (v) the exclusive license of all or substantially all of the material intellectual property rights of the Corporation (each such event, a "*Liquidation Event*"), then distributions to the Corporation's stockholders shall be made in the following manner:

(1)   Series 4 Preferred Stock. After payment of the aggregate Series 1 Preference and Series 2 Preference has been made pursuant to Section C(1) and Section C(2) of the Company's Amended and Restated Certificate of Designations filed with the Secretary of State of the State of Delaware on or about April 1, 2016, as amended, and the Series 3 Preference has been made pursuant to Section C(1) of the Amended and Restated Certificate of Designations filed with the Secretary of State of the State of Delaware on April 4, 2016, as amended (the "*Prior Certificate of Designations*"), each holder of Series 4 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock, the amount of (A) $0.3460 per share for each share of Series 4 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other recapitalization with respect to the Series 4 Preferred Stock (the "*Original Series 4 Issue Price*") for each share of Series 4 Preferred Stock, plus (B) an amount equal to any Accruing Dividends accrued but unpaid thereon, whether or not declared ((A) and (B),

collectively, the "***Series 4 Preference***"). Upon the occurrence of a Liquidation Event, after the payment of the aggregate Series 1 Preference, Series 2 Preference and Series 3 Preference pursuant to the Prior Certificate of Designations, if the assets and funds available to be distributed among the holders of Series 4 Preferred Stock shall be insufficient to permit the payment of the Series 4 Preference in full to such holders, then the entire assets and funds of the Corporation legally available for distribution to the holders of Series 4 Preferred Stock shall be distributed ratably among the holders of Series 4 Preferred Stock.

(2)   Distribution of Remaining Assets. After payment of the aggregate Series 1 Preference, Series 2 Preference and Series 3 Preference has been made pursuant to the Prior Certificate of Designations and the payment of the aggregate Series 4 Preference has been made pursuant to Section C(1) above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Series 1 Preferred Stock, Series 2 Preferred Stock, Series 3 Preferred Stock, Series 4 Preferred Stock and Common Stock, *pro rata*, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted into shares of Common Stock pursuant to the terms of this Certificate of Designations and the Prior Certificate of Designations immediately prior to such Liquidation Event.

D.   Voting Rights: Each holder of outstanding shares of Series 4 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series 4 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes by the holders of Series 4 Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series 4 Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise provided by law or by the other provisions of this Certificate of Designations, holders of Series 4 Preferred Stock shall vote together with the holders of Class B Common Stock as a single class on an as-if-converted to Class B Common Stock basis.

E.   Conversion Rights. The holders of Series 4 Preferred Stock shall have conversion rights as follows:

(1)   Conversion Ratio.

(a)   Each share of Series 4 Preferred Stock shall be convertible into such number of fully-paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Series 4 Issue Price by the Series 4 Conversion Price in effect at the time of conversion. The "***Series 4 Conversion Price***" shall initially be the Original Series 4 Issue Price.

(b)   The Series 4 Conversion Price shall be subject to adjustment as provided in accordance with Section E (5) below.

(2)   Voluntary Conversion. Each holder of shares of Series 4 Preferred Stock may convert such shares into shares of Class B Common Stock at the election of the holder at any time

after their issuance as provided herein by submitting to the Corporation the Notice of Conversion in the form attached hereto as Exhibit A.

(3)   Automatic Conversion. Each share of Series 4 Preferred Stock shall automatically be converted into a share of Class B Common Stock, at the Series 4 Conversion Price then in effect, upon the closing of a public offering by the Corporation resulting in gross proceeds to the Corporation of at least $25,000,000 (a "*Qualified Public Offering*"). Any conversion upon the closing of a Qualified Public Offering described above shall be referred to herein as an "*Automatic Conversion*." In the event of an Automatic Conversion of the Series 4 Preferred Stock upon a Qualified Public Offering, the person(s) entitled to receive the shares of Class B Common Stock issuable upon such conversion of such shares of Series 4 Preferred Stock shall not be deemed to have converted such shares of Series 4 Preferred Stock until immediately prior to the closing of such sale of securities.

(4)   Mechanics of Conversion. No fractional shares of Class B Common Stock shall be issued upon conversion of Series 4 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Class B Common Stock. Before any holder of Series 4 Preferred Stock shall be entitled to convert the same into full shares of Class B Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series 4 Preferred Stock, and shall give written notice to the Corporation at such office that it elects to convert the same; provided, however, that in the event of an Automatic Conversion pursuant to Section E(3) above, the outstanding shares of Series 4 Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided, further, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class B Common Stock issuable upon such Automatic Conversion unless the certificates evidencing such shares of Series 4 Preferred Stock are either delivered to the Corporation or its transfer agent, as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder, a certificate or certificates for the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Class B Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series 4 Preferred Stock to be converted, or in the case of Automatic Conversion, on the date of closing of the offering, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock on such date.

(5)   Conversion Price Adjustments.

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(a) Subdivisions, Combinations or Consolidations of Class B Common Stock. In the event the outstanding shares of Class B Common Stock shall be subdivided, combined or consolidated, by stock split, reverse stock split or similar event, into a greater or lesser number of shares of Class B Common Stock after the date hereof, each applicable Series 4 Conversion Price in effect immediately prior to such subdivision, combination or consolidation shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted.

(b) Distributions. In the case the Corporation shall distribute to holders of its Class B Common Stock shares of its capital stock, stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Class B Common Stock or other securities of the Corporation convertible into or exchangeable for Class B Common Stock), or shall fix a record date for determination of holders of Class B Common Stock entitled to receive such a distribution, then, in each such case, provision shall be made so that the holders of Series 4 Preferred Stock shall be entitled to receive, upon conversion thereof, in addition to the number of shares of Class B Common Stock receivable thereupon, the amount of securities of the Corporation that they would have received had their Series 4 Preferred Stock been converted into Class B Common Stock on the date of such event (or on the record date with respect thereto, if such record date is fixed) and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section E(5) with respect to the rights of the holders of the Preferred Stock.

(c) Recapitalizations and Reorganizations. In the case of any capital recapitalization or reorganization (other than a subdivision, combination or other recapitalization provided for elsewhere in this Section E(5)), or the fixing of any record date for determination of holders of Class B Common Stock affected by such recapitalization or reorganization, provision shall be made so that the holders of Series 4 Preferred Stock shall be entitled to receive, upon conversion thereof, the type and number of shares of stock or other securities or property of the Corporation or otherwise that they would have received had their Series 4 Preferred Stock been converted into Class B Common Stock on the date of such event (or on the record date with respect thereto, if such record date is fixed) and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section E with respect to the rights of the holders of the Series 4 Preferred Stock. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section E to the end that the provisions of this Section E shall be applicable after the recapitalization or reorganization to the greatest extent practicable.

F. Consent Provisions. The vote or consent of a majority of the holders of the then outstanding shares of Series 4 Preferred Stock (voting together as a single series), shall be required to effect the following actions: (i) any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series 4 Preferred

Stock; (ii) authorization of any class or series of shares having rights, preferences or privileges with respect to dividend payments or payments upon liquidation senior to the Series 4 Preferred Stock (other than the Series 1 Preferred Stock, Series 2 Preferred Stock and Series 3 Preferred Stock); (iii) voluntarily wind up, liquidate or dissolve the Corporation; or (iv) effect an exchange, cancellation or reclassification of shares of any class of the Corporation's capital stock. The consent provided in this Section F may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the holders of the then outstanding shares of Series 4 Preferred Stock (voting together as a single series).

G.   Express Rights. Except for rights, privileges, and/or preferences expressly set forth in this Certificate of Designations, shares of Series 4 Preferred Stock shall have no additional rights, privileges, and/or preferences.

The foregoing Certificate of Designations has been executed by the undersigned officer of Powur, PBC, a Delaware public benefit corporation, this ___ day of April, 2017.

By: _____
        Jonathan Budd, Chief Executive Officer

EXHIBIT A

NOTICE OF CONVERSION

(To Be Executed By the Registered Holder in Order to Convert shares of Series 4 Preferred Stock of Powur, PBC)

The undersigned hereby irrevocably elects to convert _____ shares of Series 4 Preferred Stock into shares of Class B Common Stock of Powur, PBC (the "Corporation") according to the conditions hereof, as of the date written below.

Date of Conversion: _____

Applicable Conversion Price Per Share: _____

Number of Common Shares Issuable Upon This Conversion:

_____

A certificate for the Series 4 Preferred Stock is being delivered herewith. The unconverted portion of such certificate should be reissued and delivered to the undersigned.

Signature:_____

Print Name:

_____

Address: _____

_____

Deliveries Pursuant to this Notice of Conversion Should Be Made to:

_____

_____